Exhibit 99.1

China Sunergy Announces Fourth Quarter and Full-Year 2013 Financial Results

Total Shipment of 235.8MW Beats High-end of Outlook

NANJING, China, April 4, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the fourth quarter and full year ended December 31, 2013.

Mr. Stephen Cai, CEO of China Sunergy, commented, “We are pleased that our shift to more OEM arrangements drove better-than-expected total shipment. Overall, we are satisfied with our ability to nimbly adapt our strategy in keeping with the tough solar industry’s dynamics. Our operational flexibility and scale, combined with effective expense controls contributed to an overall improvement in efficiency. Our Turkey manufacturing plant has bridged us to gain incremental and premium market opportunities in Europe, and we achieved greater geographical balance in our customer base. I’m pleased that we made significant progress in 2013, and I’m optimistic that we will further build on that in 2014.”

Fourth Quarter 2013 Financial Highlights

•	Total revenue was US$125.5 million, an increase of 119.8% from US$57.1 million in the third quarter of 2013.

•	Shipments totaled 235.8MW, an increase of 109.2% (123.1MW) from 112.7MW in the third quarter of 2013. Module shipments including 20.9MW module processed under OEM arrangements and 5MW module delivered to one of the Company’s UK projects were 210.6 MW, or 89.3% of total shipments. Cell shipments including 19.4MW cell processed under OEM arrangements were 25.2MW.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.59 per watt, a decrease of 4.8% from US$0.62 in the third quarter of 2013.

•	Conversion cost for cells was US$0.15 per watt, unchanged from the prior quarter. Conversion cost for modules was US$0.19 per watt, a decrease of three cents from US$0.22 in the third quarter of 2013.

•	Gross profit was US$6.6 million, and gross margin was 5.2%, compared with gross profit of US$1.7 million and gross margin of 3.0% in the third quarter of 2013. Non-GAAP[1] gross profit was US$7.0 million, and Non-GAAP gross margin was 5.6%.

1 China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

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•	Net loss attributable to ordinary shareholders was US$13.2 million, unchanged from the third quarter of 2013. Non-GAAP net loss attributable to ordinary shareholders was US$ 11.6 million.

•	Net loss attributable to ordinary shareholders per ADS was US$0.89, compared with US$0.99 in the third quarter of 2013. Non-GAAP net loss attributable to ordinary shareholders per ADS was US$0.78.

•	Cash, cash equivalents and restricted cash totaled US$248.5 million, as of December 31, 2013.

Full Year 2013 Financial Highlights

•	Total net revenue was US$316.2 million, an increase of 8.0% from US$292.7 million in the prior year.
•	Shipments totaled 577.4MW, an increase of 47.7% from 391.0 MW in the prior year. Module shipments including 70.4MW module processed under OEM arrangements and 5MW module delivered to one of the Company’s UK projects were 548.2 MW, or 94.9% of total shipments.

•	Gross profit was US$15.2 million, and gross margin was 4.8%. Non-GAAP gross profit wasUS$16.9 million, and Non-GAAP gross margin was 5.3%.

•	Net loss attributable to ordinary shareholders was US$50.6 million, and net margin was negative 16.0%. Non-GAAP net loss attributable to ordinary shareholders was US$48.4 million.

•	Net loss attributable to ordinary shareholders per ADS was US$3.68, compared to a net loss per ADS of US$9.99 in the prior year. Non-GAAP net loss per ADS was US$3.53.

Fourth Quarter & Full-Year 2013 Financial Review

Total Revenue and Shipments

For the fourth quarter of 2013, total revenue was US$125.5 million, an increase of 119.8% from the third quarter of 2013, primarily due to higher shipments from both modules and cells. Revenue for full-year 2013 was US$316.2million, an increase of 8.0% from the prior year.

Total shipments for the fourth quarter of 2013 were 235.8MW, an increase of 123.1MW or 109.2% from 112.7MW in the prior quarter primarily driven by robust demand from China in the fourth quarter of 2013. Total module shipments, including module processed under OEM arrangement of 20.9MW and 5MW module delivered to one of the Company’s UK projects, were 210.6MW for the fourth quarter of 2013. Total cell shipments, including cell processed under OEM arrangement of 19.4MW, were 25.2MW for the fourth quarter of 2013.

Total shipments in 2013 were 577.4MW. Total module shipments, including module processed under OEM arrangement of 70.4MW and 5MW module delivered to the UK project, were 548.2MW for the full year 2013. Total cell shipments, including cell processed under OEM arrangement of 19.4MW, were 29.3MW for the full year 2013.

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Asia became the largest market for the Company, accounting for 67.0% of total revenue in the fourth quarter of 2013, with China and Japan accounting for 56.3% and 7.1% of total revenue, respectively. Sales to European markets represented 31.9% of total revenue in the fourth quarter, mainly contributed by the Germany and France markets, as well as the UK market from which the Company recognized 5MW solar project sales revenue in the fourth quarter of 2013. As the Company continues to expand its global customer footprint and decrease concentration risk, Europe and Asia accounted for 47.2% and 49.7%, respectively, of total revenue in 2013, more balanced compared with 71.0% and 14.5% respectively, of total revenue in 2012.

ASP

Module ASP for the fourth quarter was US$0.59 per watt, decreased by three cent or 4.8% compared with that of the previous quarter. Module ASP in 2013 was US$0.61 per watt, compared to US$0.74 in the prior year. The lower module ASP was primarily due to our increased shipments to lower-priced regions, lower cost structure and continued imbalance of supply and demand.

Wafer and Conversion Costs

Blended wafer costs in the fourth quarter of 2013 were US$0.22 per watt, remained flat quarter over quarter. Conversion costs of cells and modules manufactured in the fourth quarter of 2013 were US$0.15 and US$0.19 per watt, respectively, compared with US$0.15 and US$0.22 per watt, respectively, in the prior quarter. The reduction of three cents or 13.6% in conversion cost of modules was mainly attributable to decreased conversion cost of module at the Company’s Turkey plants as it ramped up the production capacity and enhanced operational efficiency.

Blended wafer costs in the full year of 2013 were US$0.22 per watt, compared to US$0.27 per watt in 2012. Conversion costs of cells and modules for the full year of 2013 were US$0.15 per watt and US$0.20 per watt, respectively, compared to US$0.17 per watt and US$0.23 per watt, respectively, in 2012.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$6.6 million, and gross margin was 5.2%, compared to gross margin of 3.0% for the third quarter of 2013. Gross profit for full year of 2013 was US$15.2 million, and gross margin was 4.8%. The improved gross profit during the fourth quarter was mainly attributable to the decrease of unit manufacturing cost. Excluding the inventory provision of US$0.4 million, non-GAAP gross profit was US$7.0 million, and non-GAAP gross margin was 5.6% in the fourth quarter of 2013.

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Operating Expenses, Operating Profit/Loss and Net Income/Loss

Operating expenses slightly decreased to US$13.9 million in the fourth quarter of 2013, from US$14.8 million in the third quarter of 2013. The decrease in operating expenses was primarily due to the sequential reductions in research and development expenses and selling and marketing expenses. Operating expenses that included bad debt provision of US$1.1 million in the fourth quarter, slightly decreased compared to US$1.3 million in the prior quarter. Operating expenses totaled US$55.1 million in 2013, significantly decreased from US$104.5 million in 2012, which was primarily attributable to a decrease in bad debt provision from US$47.4 million in 2012 to US$0.5 million in full year of 2013.

Loss from operations narrowed to US$7.3 million in the fourth quarter of 2013, and to US$39.9 million for full year 2013.

Correspondingly, net loss attributable to ordinary shareholders was US$13.2 million in the fourth quarter of 2013 and US$50.6 million for full year 2013.

Non-GAAP net loss attributable to ordinary shareholders was US$11.6 million for the fourth quarter of 2013, and US$48.4million for the full year 2013.

Amount Due from Related Parties

Amount due from related parties totaled US$84.0 million as of December 31, 2013, a decrease of US$15.8 million compared to US$99.8 million as of September 30, 2013. The decreased balance was mainly attributable to the Company’s full collection of the remainder of short-term interest-free non-trading advances2 as of October 30, 2013.

Amount Due to Related Parties

Amount due to related parties totaled US$11.8 million as of December 31, 2013, a decrease of US$0.7 million compared to US$12.5 million as of September 30, 2013.

Inventory

Inventories at the end of the fourth quarter of 2013 totaled US$44.7 million, a decrease of US$21.0 million from the prior quarter, driven by higher shipment during the fourth quarter of 2013.

Cash Position

As of December 31, 2013, the Company had cash and cash equivalents of US$54.3 million, and restricted cash of US$194.2 million.

2 In the second quarter of 2013, the Company provided short-term interest-free advances totaling US$44.3 million to one of its related companies, CEEG Nanjing Semi-Conductor Co. Ltd (“CEEG Semi-Conductor”). The short-term interest-free advances were provided to address liquidity pressure on CEEG Semi-Conductor and China Electric Equipment Group Co., Limited (“CEEG”), and in turn preserve China Sunergy’s credit and liquidity, as CEEG guaranteed most of the Company’s bank loans.

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Additional Company Updates Subsequent to Fourth Quarter 2013

• China Sunergy Builds Strategic Partnership with Larsen & Toubro: the Company had completed totaled 29.5MW solar modules shipment under two separate supply agreements to Larsen & Toubro Limited, an Indian conglomerate and solar developer headquartered in Chennai, India. China Sunergy has officially advanced into Larsen & Toubro‘s strategic suppliers list in solar business.

• China Sunergy Announces the Sale of an Idle Subsidiary: the Company has signed a share transfer agreement with its affiliated company, China Electric Equipment Group Co., Ltd. (“CEEG”), under which the Company agreed to sell and CEEG agreed to purchase, 100% of the equity interest in China Sunergy (Shanghai) Co. Ltd. (“Sunergy Shanghai”), a subsidiary of the Company, for a total consideration of approximately RMB 231.2 million (US$37.7 million). As a result, China Sunergy expects to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from the Transaction in the second quarter of 2014. The remaining consideration will be settled through forgiveness of the amount due from China Sunergy by Sunergy Shanghai.

• China Sunergy's Turkey Plant Fulfilled 7.8 MW Solar Module Contract: the Company's Turkey plant has fulfilled a solar module supply contract totaling 7.8 MW for a project in Romania. The project is developed and owned by a well-known solar conglomerate headquartered in China. The solar modules supplied for the project were directly from China Sunergy’s Turkey plant.

• China Sunergy Awarded MCS Certification for Modules Produced in Turkey: the Company has received a certificate under the UK Micro-generation Certification Scheme (“MCS”) issued by BRE Global, subject to periodic review and verification, for its mono and polycrystalline solar photovoltaic modules produced at its Turkey plant.

• China Sunergy Announces Collaborative Research Agreement with University of New South Wales to Develop Cutting-Edge Wafer Materials: the Company has signed a five-year collaborative research agreement with New South Innovations Pty Ltd. (NSi), a wholly owned subsidiary of the University of New South Wales, Australia (UNSW), to substantially improve solar cell efficiency by improving wafer material quality.

Business Outlook

Mr. Cai continued, “For 2014, we anticipate a healthy pricing environment, and we are seeing a clearer path toward our return to earning positive net profits and cash flows. We aim to further upgrade our manufacturing processes; integrate our global supply; expand our overseas OEM business; and broaden the use of cheaper overseas financing channels. As such, despite the tough challenges in recent quarters, we are optimistic about 2014. We believe China Sunergy is more efficient, nimble, and well positioned for the foreseeable future, and we are confident that we will deliver significant year-over-year growth in shipment volume.”

Reflecting quarterly seasonality, the Company estimates that the total shipment for the first quarter of 2014 will range from 130MW to 140MW, including 35MW to 40MW of cell shipment. Gross margin for the first quarter of 2014 is expected to remain mid-single digit.

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For the full-year 2014, the Company estimates total shipment will range between 750MW to 800MW including 150MW to 200MW of cell shipment.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

China Sunergy’s management will host an earnings conference call on Friday, April 4, 2014 at 8:00 a.m. Eastern Time (Friday, April 4, 2014 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the fourth quarter and full year 2013, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free: +1 866 519 4004

International:            +65 6723 9381

Singapore:                                    +65 6723 9381

China:                        800 819 0121(Domestic) /400 620 8038 (Domestic Mobile)

Hong Kong:              +852 2475 0994

Please ask to be connected to Fourth Quarter and Full-Year 2013 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 13763628.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.csun-solar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free: +1 855 452 5696

International: +61 2 8199 0299

The passcode for replay participants is: 13763628. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

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For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email:Elaine.li@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun
Phone: + 86 10 8556 9033
Email: wendy.sun@asiabridgegroup.com

Use of Non-GAAP Financial Measures

The Company has provided the three-month gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis, which excludes inventory and bad debt provisions. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to continue providing gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. Investors should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods in this press release.

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	For the 3 months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012

Sales to third parties	117,433	56,224	54,258
Sales to related parties	8,063	860	130
Total sales	125,496	57,084	54,388
Cost of goods sold	(118,934)	(55,358)	(56,416)
Gross profit	6,562	1,726	(2,028)
Operating expenses:
Selling expenses	(3,907)	(4,841)	(5,464)
General and administrative expenses	(8,910)	(8,419)	(33,146)
Research and development expenses	(1,071)	(1,518)	(1,724)
Total operating expenses	(13,888)	(14,778)	(40,334)
Income(loss) from operations	(7,326)	(13,052)	(42,362)
Interest expense	(9,190)	(7,086)	(7,203)
Interest income	1,521	1,723	1,274
Other income/(expenses), net	2,241	3,577	2,569
Changes in fair value of derivatives	-	-	(371)
Income(loss) before income tax	(12,754)	(14,838)	(46,093)
Income tax benefit(expense)	(565)	1,249	(24,444)
Net income(loss)	(13,319)	(13,589)	(70,537)
Less: non-controlling interest	(156)	(413)	(13)

Net income (loss) attributable to ordinary shareholders	(13,163)	(13,176)	(70,524)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	$(0.89)	$(0.99)	$(5.27)
Diluted	$(0.89)	$(0.99)	$(5.27)

Weighted average ADS outstanding
Basic	14,849,292	13,372,292	13,372,292
Diluted	14,849,292	13,372,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

	For the year ended December 31
	2013	2012

Sales to third parties	306,335	286,889
Sales to related parties	9,851	5,832
Total sales	316,186	292,721
Cost of goods sold	(300,974)	(293,914)
Gross profit	15,212	(1,193)
Operating expenses:
Selling expenses	(19,114)	(20,056)
General and administrative expenses	(30,010)	(75,875)
Research and development expenses	(6,022)	(8,609)
Total operating expenses	(55,146)	(104,540)
Income(loss) from operations	(39,934)	(105,733)
Interest expense	(28,806)	(28,838)
Interest income	6,586	6,155
Other income/(expenses), net	11,672	11,487
Changes in fair value of derivatives	-	(370)
Income(loss) before income tax	(50,482)	(117,299)
Income tax benefit(expense)	(1,127)	(16,295)
Net income(loss)	(51,609)	(133,594)
Less: non-controlling interest	(1,000)	(13)

Net income (loss) attributable to ordinary shareholders	(50,609)	(133,581)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($3.68)	($9.99)
Diluted	($3.68)	($9.99)

Weighted average ADS outstanding
Basic	13,741,542	13,372,292
Diluted	13,741,542	13,372,292

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China Sunergy Co., Ltd

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In US$’000)

	For the 3 months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012

Net income (loss)	(13,319)	(13,589)	(70,537)
Other comprehensive income
Foreign currency translation adjustments, net of tax impact nil for the three quarters ended Dec 31, 2013, Sept 30 ,2013, and Dec 31, 2012	789	(43)	1,314

Comprehensive income (loss)	(12,530)	(13,632)	(69,223)

Less:
Comprehensive loss attributable to noncontrolling interest	(120)	(413)	(13)
Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	(12,410)	(13,219)	(69,210)

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	Dec 31,2013	Sept 30,2013	Dec 31, 2012
Assets
Current Assets
Cash and cash equivalents	54,296	31,485	183,312
Restricted cash	194,196	184,943	226,611
Accounts receivable, net	82,146	67,556	77,189
Other receivable, net	21,497	18,081	26,575
Project assets	10,155	19,744	4,761
Inventories, net	44,658	65,622	83,856
Advance to suppliers, net	7,193	10,596	5,320
Amount due from related parties	83,987	99,791	67,007
Current deferred tax assets	1,922	1,816	1,727
Restricted cash-collateral account	-	-	2,097
Other current assets	-	-	16
Total current assets	500,050	499,634	678,471
Property, plant and equipment, net	223,624	219,786	205,707
Prepaid land use rights	27,885	27,870	28,547
Deferred tax assets	7,491	7,147	5,455
Interests in associates	-	413
Intangible assets	-		1,987
Amount due from related parties-non current	-	-	-
Other long-term assets	5,603	1,634	2,918
Total assets	764,653	756,484	923,085

Liabilities and equity
Current liabilities
Short-term bank borrowings	340,255	422,010	512,419
Accounts payable	97,029	127,383	128,347
Notes payable	39,900	36,499	38,496
Accrued expenses and other current liabilities	20,140	26,113	17,400
Income tax payable	3,368	2,629	338
Amount due to related parties	11,798	12,487	70,582
Collateral account payable	-	-	2,097
Convertible bond payable	-	-	1,500
Current deferred tax liability	6	60	519
Total current liabilities	512,496	627,181	771,698
Long-term debt	265,976	131,935	122,859
Accrued warranty costs	20,129	19,533	17,164
Other liabilities	10,438	9,686	5,044
Total liabilities	809,039	788,335	916,765

Equity:
Ordinary shares: US$0.0001 par value; 240,701,253 shares issued outstanding as of December 31, 2013; 267,287,253 shares issued outstanding as of September 30, 2013 and December 31, 2012	24	27	27
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	-	-
Accumulated profit(deficit)	(265,196)	(252,033)	(214,587)
Accumulated other comprehensive income	36,071	35,301	35,523
Total equity attributable to China Sunergy Co. Ltd.	(43,731)	(31,338)	6,330
Non-controlling interests	(655)	(513)	(10)
Total equity	(44,386)	(31,851)	6,320
Total liabilities and equity	764,653	756,484	923,085

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Reconciliation of Non-GAAP results of Operations Measures to the Nearest

Comparable GAAP Measures

(In US$'000)

	For the 3 months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012

GAAP Gross Profit	6,562	1,726	(2,028)
Inventory Write Down	425	872	1,239
Non-GAAP Gross Profit	6,987	2,598	(789)
			-
GAAP Net loss attributable to ordinary shareholders	(13,163)	(13,176)	(70,524)
Inventory Write Down	425	872	1,239
Bad Debts provision	1,098	1,271	26,124
Non-GAAP Net loss attributable to ordinary shareholders	(11,640)	(11,033)	(43,161)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	($0.78)	($0.83)	($3.23)
Diluted	($0.78)	($0.83)	($3.23)

Weighted average ADS outstanding
Basic	14,849,292	13,372,292	13,372,292
Diluted	14,849,292	13,372,292	13,372,292

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Reconciliation of Non-GAAP results of Operations Measures to the Nearest Comparable GAAP Measures

(In US$’000)

	For the year ended December 31
	2013	2012

GAAP Gross Profit	15,212	(1,193)
Inventory Write Down	1,663	(840)
Non-GAAP Gross Profit	16,875	(2,033)
		-
GAAP Net loss attributable to ordinary shareholders	(50,609)	(133,581)
Inventory Write Down	1,663	(840)
Bad Debts provision	500	47,401
Non-GAAP Net loss attributable to ordinary shareholders	(48,446)	(87,020)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	$(3.53)	$(6.51)
Diluted	$(3.53)	$(6.51)

Weighted average ADS outstanding
Basic	13,741,542	13,372,292
Diluted	13,741,542	13,372,292

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